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August 3, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker
Era Anagnosti
Jay Ingram
Nudrat Salik

Re:	MasTec, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 29, 2012
Response dated June 14, 2012
File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated June 21, 2012 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2011, filed February 29, 2012, and (ii) the Company’s response, dated June 14, 2012, to the Staff’s comment letter, dated May 23, 2012.

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

This response letter includes both specific responses to each of the Staff’s most recent questions as well as an Appendix with a thorough discussion of MasTec’s full implementation approach for ASC 280, “Segment Reporting”, largely extracted from our prior responses dated April 13, 2012, May 18, 2012, and June 14, 2012, to provide a comprehensive explanation of our process for applying this guidance, and a draft of proposed future footnote disclosure.

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Form 10-K for the Year Ended December 31, 2011 (the “Form 10-K”)

Note 15—Operations by Geographic Areas and Segments, Page 93

1.	We note your response to comment one in our letter dated May 23, 2012. You do not believe that net profit before tax is useful in analyzing the similarities of your operating segments’ economic characteristics due to the inconsistencies in the internal accounting treatment of certain items across various operating segments. Certain operating segments maintain their own operating and accounting systems and are fully burdened by the costs to maintain these systems. Also, amortization expense varies greatly as some segments were originated through acquisitions. Please help us better understand the impact of these inconsistencies. Please specifically identify each of the operating segments significantly impacted by these inconsistencies, the periods each of these operating segments was impacted by these inconsistencies, and the corresponding approximate amounts they were impacted by each period. Given that the financial information provided to the CODM for each operating segment includes net profit before tax, it is difficult to overcome the presumption that this measure is not used for allocating resources and evaluating the performance of your operating segments. It does not appear that the inconsistencies noted in your response would preclude including net profit before tax in the analysis of whether your operating segments have similar economic characteristics.

Company Response

As discussed in our letter dated May 18, 2012, there are inconsistencies across the operating segments in accounting for certain costs below the gross profit line. As several of the Company’s operating segments resulted from acquisitions, amortization expense is the largest of these items. The following table details the amortization expense by operating segment for each year in the period from 2008 through 2011. Amortization expense by operating segment is not available for periods prior to 2008.

[***]

Other costs which are inconsistent across segments, discussed in our letter dated June 14, 2012, including systems costs, are included in the calculation of net profit before tax (NBT) within General and Administrative expenses, but are not readily identifiable or tracked at the operating segment level.

In addition to the above data provided in response to your request, we address below applicable GAAP rules and principles that we believe overcome the presumption that NBT is used for allocating resources and evaluating performance.

While ASC 280-10-50-1b requires an analysis of the information provided to the CODM for the purpose of allocating resources and evaluating performance when identifying operating

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segments, the financial data provided to the CODM is not specified as the data required to be used in evaluating the similarity of the economic characteristics of the identified operating segments for the purposes of aggregation per ASC 280-10-50-11.

Unlike the financial data specified in the quantitative threshold tests of ASC 280-10-50-12, the aggregation criteria of ASC 280-10-50-11 do not require any specific information be used in order to determine similar economic characteristics. Only certain examples are provided. We disagree that any, or every, piece of information put in front of the CODM is to be used for the aggregation analysis. Since ASC 280 is silent on the matter, MasTec has developed a practice which requires the use of “key metrics” that capture the primary aspects of the business. Those primary aspects are the factors which are used for allocating resources and assessing performance at MasTec. We believe it is important to restrict the analysis to the key metrics in order to avoid three pitfalls:

1.	Determining reporting segments on the basis of minor or irrelevant data leads to disclosure which is confusing, rather than informative;

2.	Using less important data to determine segmentation removes the proper focus from the true drivers in our business (in this case, revenue and gross profit) which are in fact the metrics used by our CODM for performance assessment and resource allocation.

3.	Analyzing all but the most pertinent data to the business will waste management time, will increase cost, and will not produce a better financial reporting result, and, in fact, be detrimental. Avoiding incremental time and cost by financial statement preparers was addressed by the FASB in ASC 280-10-05-03, “…The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.”

As stated in our responses dated June 14, 2012 and May 18, 2012, although the CODM receives net profit before taxes (NBT) for each operating segment, this data is not considered a key metric and, therefore, is not used to allocate resources or evaluate performance. The CODM manages these functions using project revenue and gross margin because these metrics provide direct and relevant insight into the success of segment managers in winning work, executing projects at a reasonable profit level and managing risk. Conversely, NBT does not provide more useful information than gross profit and, by itself, provides significantly less, or no, insight into potential success or potential resource needs. The “key” to success in our business is bidding often to replenish backlog and revenue levels, successful estimation used in profitable bids, and executing to the planned profit levels. A study of revenue, gross profit and gross margin will

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provide relevant information on a segment manager’s success or potential for success. In NBT, the clarity of gross profit is diluted by other factors which have no bearing on operational success but create analytical noise. Furthermore, Management does not believe NBT is useful in analyzing the similarities of the Company’s operating segments’ economic characteristics due to the inconsistencies in the internal accounting treatment of certain items across the various operating segments which creates additional confusion.

Management has identified the most pertinent aspects of the business in determining the economic similarity of our operating segments—revenue, gross profit and gross margin. Our analysis of these metrics, their economic similarities and explanations for any temporary variations has been provided in our letter dated April 13, 2012, as well as herein in Schedule A.

2.	We note your response to comment two in our letter dated May 23, 2012. We continue to have difficulty understanding how you determined that each of the operating segments labeled as immaterial in Appendix A meets all of the aggregation criteria in ASC 280-10-50- 11 to be aggregated with each of your other operating segments. We remind you that ASC 280-10-50-13 states that an entity may combine information about operating segments that do not meet the quantitative thresholds of ASC 280 only if the operating segments have similar economic characteristics and share the majority of the aggregation criteria listed in ASC 280-10-50-11. If one or more operating segments do not meet all of the aggregation criteria and you have already met the 75% revenue threshold in ASC 280-10-50-14, you can combine the remaining smaller operating segments and present them in an all other category pursuant to ASC 280-10-50-15. If you continue to believe that these operating segments labeled as immaterial do have similar economic characteristics with all of your other operating segments, please provide explanations for apparent differences in economic characteristics and trends for the given operating segment when compared to another operating segment in terms of gross margin and net profit before tax. For example, you should explain why the Pumpco operating segment appears to continuously have higher gross margins when compared to other operating segments. Please also tell us how each of these segments meet each of the other aggregation criteria as well.

Company Response

Management believes the immaterial operating segments should be aggregated with the material operating segments into a single reportable segment. We are aware that the gross margin levels for some of the immaterial operating segments are outside of the range of values that management believes are expected for our type of construction business; however, Management expects each of these businesses to be economically similar in the long-term and believes that they currently meet all of the operational aggregation criteria as outlined in ASC 280-10-50-11. Support for our conclusions is set forth below.

Management employs a long term view of our operating segments in determining that our activities constitute a single reportable segment. Specifically, we refer to ASC 280-10-55-7A,

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which provides implementation guidance in applying the standard’s aggregation criteria as follows: “Paragraph 280-10-50-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”

Accordingly, we have reviewed revenues and gross margins for each of the operating segments, looking at long term metrics, averages and trends. We have also applied the concepts of SFAS No. 131, Appendix A, paragraph 73, which states “The Board believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure.”

Management recognizes that in certain periods the historic gross margins of certain immaterial operating segments fall outside of the overall company’s expected gross margin band. The small size of the immaterial operating segments exposes them to larger swings in margins from period to period because a single project can have a large impact on the margins for these small entities (but not on the overall Company). For example:

[***]

In each of these cases, the impact is dramatic as compared to the relatively small size of the operating segment (but not to the total Company), and each of these instances has been temporary in nature.

These businesses are generally economically similar and are subject to the same infrastructure construction economic dynamics as the material operating segments; thus management has an expectation that these businesses will move into the Company’s overall gross margin range in the long term.

Consistent with the application of ASC 280-10-55-7A and SFAS 131, paragraph 73, we do not believe a single metric outside of the overall Company range precludes a particular operating segment from being aggregated with the rest of the business where management fully expects these metrics to continually converge in the long term.

Further, as indicated in a comparison of the gross margins of the “Total Material Operating Segments” and the “Total Operating Segments” in each of the periods covered in Schedule A, the immaterial operating segments have virtually no impact on MasTec’s overall gross margin. Because these entities in the aggregate represent only 12% of 2011 total

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consolidated revenues and have next to no impact on the overall performance of the Company, they have been deemed immaterial.

We again refer to the well established definition of materiality under the securities laws, articulated, among other places, in Staff Accounting Bulletin (SAB) 99, as codified in SAB Topic 1 which states: “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Furthermore, the original Statement of Financial Accounting Standards No.131 explicitly states “The provisions of this Statement need not be applied to immaterial items.” Clearly these entities, even if aggregated into an “All Other” segment, do not rise to the level of materiality due to their small proportion of total revenues and their lack of impact on overall margin performance.

Additionally, we believe the operational aggregation criteria of ASC 280-10-50-11 are met because, as noted in our descriptions of the immaterial operating segments below and in Schedule B (attached), each of our immaterial operating segments provides similar services using similar processes (i.e. construction, assembly and installation) to similar (infrastructure industry) customers and they operate in similar regulatory environments as our other operating segments.

The following describes the services and customers of each immaterial operating segment in more detail. Please see our “Complete Discussion of MasTec’s Approach to the Implementation of ASC 280” set forth below for a description of all of the Company’s operating segments.

MasTec Network Services (MNS)

MNS provides the following services which are primarily labor based: trenching, inserting copper or fiber-optic cables into trenches, onto buildings or hanging such cables on towers or poles, installing towers and communications equipment, connecting cables to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial. Customers include leading communications companies, including AT&T and Verizon.

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Pumpco

Pumpco provides the following services which are primarily labor based: trenching, boring, inserting oil or gas pipes into trenches, connecting pipes to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial. Customers include leading utilities and governments which provide utility services, including Energy Transfer Company, DCP Midstream and Liberty Pipeline Group.

Three Phase Line Construction (3PL)

3PL provides the following services which are primarily labor based: trenching, boring, installing telephone poles, towers and communications equipment, inserting electrical, copper, fiber-optic or other cables into trenches or hanging on poles and towers, installing equipment onto cables, both aerial and underground, connecting cables or pipes to existing infrastructure, assembling substations, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial. Customers include leading communications companies and utilities and governments which provide utility services, including IP Networks Inc., Trans-Canada, Bangor Hydro Electric, PG&E, and First Wind Energy.

Globetec Construction (GTC)

GTC provides the following services which are primarily labor based: trenching, boring, inserting pipes into trenches, connecting pipes to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial. Customers include leading utilities and governments which provide utility services, including Dragados USA, the City of Hollywood, Florida, and the City of Pinellas, Florida.

Because these entities are quantitatively immaterial, having no meaningful impact on the Company’s gross margins, have such strong operational similarities and are economically similar to the rest of the Company’s business on a long-term basis, management believes they should be aggregated with the material operating segments into a single reportable segment. Management believes the Company has complied with both the letter and the spirit of the provisions of ASC 280.

Management does not believe presenting these operating segments separately in an “All Other” category would provide any meaningful information to the readers of the Company’s consolidated financial statements. Even if the Company were to present these immaterial operating segments in an “All Other” category, the “All Other” category would not provide insight into any concentration of geographic coverage, services or end markets and, thus, would not be consistent with the principles and objectives of the standard to enable users to better

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understand the Company’s performance, better assess its future cash flows or make more informed judgments about the Company as a whole.

3.	We note your response to comment three in our letter dated May 23, 2012. When less than a full year of data is available or long term future trends are not discernible, you exclude these entities from the analysis and have reflected them within the acquisitions line of reconciling items. In certain periods the amounts related to acquisitions which are excluded from your analysis appear to be greater than ten percent of your consolidated gross profit or net profit before taxes. In this regard, please tell us if there any entities that have been excluded from your analysis for multiple years because of your inability to discern future trends. Please also help us understand whether each of the entities excluded from your analysis would represent a separate operating segment or whether it is part of one of the operating segments shown in your analysis.

Company Response

We have not excluded any entity from our aggregation analysis for multiple years. For example, we anticipate that all companies acquired during 2011 will be fully incorporated into the aggregation analysis by December 31, 2012. To date, we have determined that the companies acquired during 2011 will be assigned to operating segments as follows:

Acquired Company	Operating Segment Assigned

CamCom	MasTec Network Services

Fabcor	Under review

EC Source	Under review

Optima	Nsoro

Halsted	Advanced Technologies

As noted previously, the Company is reviewing its organizational structure in light of these acquisitions and will continue to review its structure in connection with future acquisitions or dispositions. The Company anticipates that EC Source and/or Fabcor could become new operating segments. The Company will continue to assess its organization and required disclosures under the guidance of ASC 280.

4.	We continue to believe that the analysis provided for the changes in revenues, gross margins, and net profit before tax year to year appears to indicate that the financial trends of your operating segments can be sufficiently varied to preclude you from determining that they are all similar. You provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. We continue to have difficulty understanding why these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary. For example, in your

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explanations regarding changes in revenues, gross profit, and net profit before tax for the Utility Service Group operating segment when comparing to other operating segments, you refer to a rapid decline in consumer demand for natural gas, electricity, and landline telephone and data services. It is not clear why the impact of consumer demand on this operating segment would not be an indication of differences in economic characteristics. In addition, in looking at net profit before tax for those operating segments that you have described as material, the net profit before tax as a percentage of revenue for the Utility Service Group appears to be lower than other operating segments including Nsoro and the Precision Pipeline. Please further advise.

Company Response

Please see the Analysis of Schedule A Data which has been expanded to provide further clarity regarding the temporary nature of variances in results across operating segments and why each variance does not indicate a lack of similarity of economic characteristics. In each case the variances relate to specific, short-term events and circumstances which management does not expect to have a long-term impact on results for the related operating segment. As stated in our previous responses and in accordance with ASC 280-10-55-7A, we employ a long term view of our operating segments in determining that our activities are economically similar and constitute a single reportable segment.

As discussed in notes 1-5 in the Analysis of Schedule A Data, the Utility Service Group (USG) experienced temporary declines in revenue, gross profit and net profit before tax in 2009 and 2010 due to a rapid decline in the ultimate consumer end-markets for the services created or distributed by the unit’s infrastructure construction services (i.e. natural gas, electricity, landline telephony) caused by the global economic recession. However, results for this unit were only slightly out of the expected range as compared to MasTec’s consolidated results for these periods (1-2% on gross margins), demonstrating that the overall infrastructure construction markets served across MasTec’s operating segments were impacted to varying degrees by these factors. The temporary nature of this variance is evidenced by USG’s 2011 results which are back in range with consolidated MasTec, and are supported further by the 2012 Budget and the five year average (please see Schedule A).

Our response to this question is further answered in our discussion of our overall approach to implementing the guidance of ASC 280. Please see Appendix 1.

We hope the foregoing and the attachments to this letter are responsive to the Staff’s comments. In the event the Staff continues to have questions regarding our approach to implementing ASC 280, we would be pleased to meet with the Staff at its convenience so that we may resolve this matter efficiently and effectively.

[signature page follows]

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As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely, MASTEC, INC.

/s/ T. Michael Love
VP, Corporate Controller

cc: Ira N. Rosner, Esq., Greenberg Traurig, P.A.

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APPENDIX 1

A Complete Discussion of MasTec’s Approach to the Implementation of ASC 280

Description of the MasTec Business and Operating Segments

MasTec provides infrastructure construction services mainly throughout North America across a range of end markets. Our core services are low technology, labor-based construction services specifically for the installation, maintenance and upgrade of energy and communications infrastructure. Our customers are primarily utilities and communications companies and governments that provide telecommunications, electricity and water and sewer services to a wide customer base.

It is important to define the infrastructure construction business very precisely. It has many unique characteristics which defy the criteria which so often lead to segmentation. Our business is defined as low technology, labor-based infrastructure construction services. We provide a specific array of major construction services which are included in our operating segment descriptions below. Those services are performed by crews of laborers which function in a typical industrial organization structure, i.e., laborer, foreman, superintendent, project manager. The largest operating expense of each operating segment is labor cost and is typically a mix between internal labor and subcontract labor. Each operating segment has equipment and equipment operators which are available to be added to crews in order to perform certain services. Although the industry requires a level of industrial machinery, it is not a highly capital intensive business. Capital expenditures, not including acquisitions, typically run between 1 and 2.5% of our consolidated revenue.

All infrastructure construction work is performed subject to a contract. All of these construction contracts have similar terms structured around a “scope of work”. The construction contracts balance pricing, no matter how structured, against the risk that the contractor is assuming on the project. Some contracts require a performance bond and some contracts do not require a performance bond. Bonding is a major financial characteristic of the infrastructure construction business. Also, liability and workers’ compensation insurance is a major financial expense in this business. The concept of low technology considers that most of the work being performed requires digging or erecting towers and poles, tasks that require labor using fairly simple tools. Even industrial equipment such as a bulldozer, backhoe or trencher is, by industrial standards, a simple piece of equipment; basically a large shovel. Our construction services are generally performed for companies that intend to sell the product facilitated by the infrastructure to their customers, both residential and commercial in nature. Most of our customers are commercial in that they sell their products or services to end users. Their products are often created or delivered by the infrastructure, for instance, telephone service or electricity, certain fuels used by utilities to produce electricity, satellite signals, etc. Our construction customer can be the “owner” and it can also be a general contractor who has hired the Company to perform subcontract work.

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The infrastructure construction business has a long-term cycle, heavily driven by new technologies. For example, a new technology is created which provides a superior service or product, such as the wireless telephone. In order to create and deliver the new product nationally in the U.S. or globally, infrastructure has to be built, (i.e. cell towers, equipment installed on cell towers, cell towers tied out to existing fiber optic telephone lines, etc.). The technology is then rolled out in a very large installation program so that our customer can deliver this product to a larger audience. Infrastructure construction companies such as MasTec are hired to install the technology. In the beginning of the cycle, installation starts out slowly and gains speed and momentum. At some point, it maximizes its volume and significant work is performed nation-wide. As the infrastructure build-out approaches completion (i.e., most of the geographic area is covered), the volume of construction slows and ultimately stops. Generally, the volume stops because the next version of this technology is released and a new cycle begins. It may also stop because the build-out is complete and there is no immediate new technological release to fill the void. In that instance, each business unit must replace the work with new work which consist of (i) older technologies which are still in the process of build-out in a different geographical region, (ii) maintenance of older technologies, or (iii) new technologies in another end market.

During this period, revenue and gross margins often fall temporarily, potentially in variance to other business units due to lower utilization and lower revenue. The time it takes to bid on construction work can take anywhere from weeks to a year. The bidding process starts with getting listed on an RFP listing, assembling the bid and getting internal approvals, submitting the bid, negotiating the price and the contract, signing agreement, mobilizing labor and capital resources and beginning the project.

MasTec serves its customers through its numerous operating subsidiaries and service lines which are organized into the following operating segments:

Utilities Services Group (USG)

Nsoro

MasTec Network Services

Advanced Technologies (AT)

Pumpco

Wanzek

Precision Pipeline

Three Phase Line Construction

GlobeTec Construction

All of the Company’s operating segments perform the same low technology, labor-based construction services specifically for the installation, maintenance, and upgrade of energy and communications infrastructure. As also stated, the Company’s customers are primarily utilities and communications companies and governments that provide communications, electricity and water and sewer services to a wide customer base across North America.

MasTec is a decentralized company. MasTec business units are not required in any way to utilize other MasTec business units as subcontractors and a MasTec business unit can market

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its services to customers in any end market it chooses, even if it is competing directly with other MasTec business units. Units may also work together in order to strategically place bids in order to maximize revenue and profit across all opportunities. It is completely up to the leadership of each business unit. As a result, most MasTec business units serve multiple end markets with the same infrastructure construction services. Periodically, MasTec business units award subcontracts to other MasTec business units. Also for this reason, virtually no combination of business units will disclose, if segmented, a complete or near-complete picture of any particular end market or geographic region. All MasTec businesses serve multiple end markets and serve the entire United States and/or North America.

Utilities Services Group (USG)

USG provides the following services which are primarily labor based: trenching, boring, installing telephone poles, inserting electrical, copper, fiber-optic or other cables into trenches or hanging such cables on poles, inserting oil or gas pipes into trenches, installing equipment onto cables, both aerial and underground, connecting cables or pipes to existing infrastructure, assembling electrical substations, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading communications companies and utilities and governments which provide communications and utility services, including AT&T, Verizon, Qwest/US West, CenturyLink, Progress Energy, Brazos Electric Power, NextEra Energy Resources, Dominion Virginia Power, Oklahoma G&E, and the City of Austin, Texas.

Nsoro MasTec LLC (Nsoro)

Nsoro provides the following services which are primarily labor based: trenching, boring, inserting copper or fiber-optic cables into trenches or hanging such cables on towers, installing towers and communications and electrical generation equipment, connecting cables to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial. Customers include leading communications companies, primarily AT&T.

MasTec Network Services (MNS)

MNS provides the following services which are primarily labor based: trenching, inserting copper or fiber-optic cables into trenches, onto buildings or hanging such cables on towers or poles, installing towers and communications equipment, connecting cables to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial. Customers include leading communications companies, including AT&T and Verizon.

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Advanced Technologies (AT)

AT provides the following services which are primarily labor based: installing satellite dishes, installing cables into trenches or onto buildings, connecting cables to existing infrastructure, installing communications equipment, welding, and project management. Equipment utilized includes pickup trucks, bucket trucks, and cranes. All customer classes are commercial. AT’s primary customer is DirecTV, a leading communications company.

Pumpco

Pumpco provides the following services which are primarily labor based: trenching, boring, inserting oil or gas pipes into trenches, connecting pipes to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading utilities and governments which provide utility services, including Energy Transfer Company, DCP Midstream and Liberty Pipeline Group.

Wanzek

Wanzek provides the following services which are primarily labor based: trenching, boring, installing telephone poles and wind towers, inserting electrical, copper, fiber-optic or other cables into trenches or hanging such cables on poles, inserting oil or gas pipes into trenches, installing equipment onto cables, both aerial and underground, installing turbines onto wind towers, connecting cables, pipes or solar panels to existing infrastructure, assembling food processing and ethanol plants (consisting mostly of assembling pipes), assembling electrical substations, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading communications companies and utilities and governments which provide communications and utility services, including Energy Transfer Company, Duke Energy, Edison Mission Energy, NextEra Energy Resources and Iberdrola Renewable Energy.

Precision Pipeline (Precision)

Precision provides the following services which are primarily labor based: trenching, boring, inserting oil or gas pipes into trenches, connecting pipes to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading utilities and governments which provide utility services, including El Paso Corporation, Talisman Energy, Dominion Virginia Power and EQT Corporation.

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Three Phase Line Construction (3PL)

3PL provides the following services which are primarily labor based: trenching, boring, installing telephone poles, towers and communications equipment, inserting electrical, copper, fiber-optic or other cables into trenches or hanging on poles and towers, installing equipment onto cables, both aerial and underground, connecting cables or pipes to existing infrastructure, assembling electrical substations, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading communications companies and utilities and governments which provide utility services, including IP Networks Inc., Trans-Canada, Bangor Hydro Electric, PG&E, and First Wind Energy.

Globetec Construction (GTC)

GTC provides the following services which are primarily labor based: trenching, boring, inserting pipes into trenches, connecting pipes to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading utilities and governments which provide utility services, including Dragados USA, the City of Hollywood, Florida, and Pinellas County, Florida.

For greater clarity, we have again provided the attached chart (see Schedule B) which depicts the services described in Appendix 1, broadly grouped into the categories of construction, installation and assembly, for each operating segment. We have also included the various customer classes in this chart.

In this section (Description of the MasTec Business and Operating Segments) we have described many characteristics of our business. As detailed above and in Schedule B, all of our operating segments have all of these characteristics. Our industry, its business cycles and the nature of our operating subsidiaries and service lines necessitate a long term view in analyzing the application of the aggregation criteria to our operating segments.

Aggregation Criteria for Determining Reportable Segments

ASC 280-10-50-11 provides guidelines for aggregating operating segments into reportable segments for the purpose of segment disclosures. Identified operating segments can be aggregated into a single operating segment if both apply:

•	They have similar economic characteristics:
•	Example—similar long term average gross margins (ASC 280-10-50-11)
•	Similar future prospects; not based on current indicators only (ASC 280-10-55-7A)
•	However, if similar this year, but not expected to be in the future, should not be presumed to be economically similar in the current year (ASC 280-10-55-7B)

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•	They are similar in all of the following operational areas:
•	Nature of products and services
•	Nature of the production process
•	Type or class of customer
•	Method of distribution for products / services
•	Nature of regulatory environment (if any)

The standard does not require operating segments to have identical economic characteristics, but rather similar economic characteristics. Economically, every MasTec business is demonstrably “alike in substance and essentials” (Merriam-Webster Dictionary definition of “similar”).

Similar Economic Characteristics

Metrics

In evaluating economic similarity, management reviewed revenue and gross profit margins before depreciation and amortization (also referred to herein as “gross margin”) of the operating segments for the years 2007 through 2011 and the 2012 budget. The CODM uses revenue and gross profit margin before depreciation and amortization as the key metrics in allocating resources and evaluating the performance of each operating segment and interacts with the operating segments primarily by discussing projects; including open projects, open backlog and the bidding “pipeline”. The CODM manages these functions using project revenue and gross margin because these metrics provide direct and relevant insight into the success of segment managers in winning work, executing projects at a reasonable profit level and managing risk. The greatest risk in the construction industry is the fact that all revenue must be “replaced” by new contracts and newly won work. Our CODM focuses on business development and successful execution of projects.

Entities Excluded from the Analysis

We exclude newly acquired entities (to date, all previously privately-held companies) where less than a full year of data is available, and it is not possible to analyze long-term gross margins. Acquisitions are included in the analysis once a full year of data is collected, generally in the year after acquisition. No new acquisitions have been excluded from the analysis for multiple years.

Additionally, certain immaterial operating segments were excluded from the analysis (Pumpco, MasTec Network Services, Three Phase Line, GlobeTec) as they collectively represent only 12% of MasTec’s total 2011 revenues (see further discussion in our response to Question 2). Because Pumpco, MasTec Network Services, Three Phase Line and GlobeTec are quantitatively immaterial and do not significantly alter the Company’s margins or trends, they do not affect management’s aggregation analyses and determination that the Company’s operations should be presented as a single reportable segment. Due to their small size and their

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considerable similarities to the rest of the business, management believes presenting these operating segments separately in an “Other” category would not provide any meaningful information to the readers of the Company’s financial statements and therefore would not be consistent with the objectives and basic principles of the standard as outlined in ASC 280-10-10-1.

Further, as indicated in a comparison of the gross margins of the “Total Material Operating Segments” and the “Total Operating Segments” in each of the periods covered in Schedule A, the immaterial operating segments have virtually no impact on MasTec’s overall gross margin. As these entities in aggregate represent only 12% of 2011 total consolidated revenues and have next to no impact on the overall performance of the Company, they have been deemed immaterial as discussed in detail elsewhere in this letter.

Analysis of Historical Data

The gross margin for the Company on a consolidated basis ranged from 13%-16% during the time frame reviewed. We expect all of our businesses to earn gross profit equivalent to a band of +/- 3.5% from the overall Company gross margin. Generally, our gross margin shifts upward or downward based on supply and demand in the infrastructure construction industry and the gross margin band is expected to move in conjunction.

Our expectations are based upon the consistent way that the infrastructure construction industry has operated historically. Virtually all work is awarded based upon a competitive bidding process. After the project has been awarded, the bidders often know the contract value of the winning bid. This data and other, less formal data is used by bidders and customers to establish a “market” for these services which moves up and down primarily based upon demand for the services, supply of labor and equipment and the amount of contract risk that a bidder is willing to bear. This market works well and tends to keep contractor margins within the range of our internal expectation. All of our businesses operate this way.

Management employs a long term view of our operating segments in determining that our activities are economically similar and constitute a single reportable segment. Specifically, we refer to ASC 280-10-55-7A which provides implementation guidance in applying the standard’s aggregation criteria: “Paragraph 280-10-50-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.” Accordingly, we have reviewed revenues and gross margins for each of the material operating segments, looking at long term metrics, averages and trends. We have also applied the concepts of SFAS No. 131, Appendix A, paragraph 73, which states “The Board [FASB] believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially

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the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure.” Consistent with the application of ASC 280-10-55-7A and SFAS 131, paragraph 73, we do not believe a single metric outside of the overall Company range precludes a particular operating segment from being aggregated with the rest of the business because management fully expects these metrics to continually converge in the long term. Management believes the Company’s application of the aggregation criteria complies with both the rule and the spirit of the provisions of ASC 280, “Segment Reporting.”

Our expectations are based upon the consistent way that the infrastructure construction industry has operated historically. The competitive bidding process discussed above creates an efficient market which varies primarily based upon demand for the services, supply of labor and equipment and the amount of contract risk that a bidder is willing to bear. This market works efficiently and tends to keep contractor margins within the range of our internal expectations. Variances from our expectations, which occasionally occur, are short-lived and are based upon two possible factors which are normal and standard aspects of the infrastructure construction business:

•

A demand cycle for a certain type of infrastructure or version of technology will end causing a short-term reduction in revenue and some short-term inefficiency. Our services are provided to install or maintain certain types of technology. As technology becomes obsolete, new construction demand cycles are created for the purpose of installing the new generation of that technology. Also, entirely new technologies, generating new services for our customers, also create new demand cycles. Our businesses sell into those demand cycles, however, when they end, sometimes abruptly, it takes some time, usually less than one year, to refocus business development efforts and re-deploy labor crews, equipment and capital. Given our historical experience, we always expect our gross margins to return to the expected band shortly afterward.

•

An anomaly or major issue which is specific to the timing or cost of a project, or many projects, which is not permanent or long-term in nature. For example, in 2011, we, and many other contractors experienced one such anomaly when severe storms and flooding in Pennsylvania caused lost profits on natural gas pipeline work in the Marcellus Shale area.

In Schedule A attached to this letter, we provide our analysis of gross margin and revenue trends over the last five years for our material operating segments. Based upon this analysis, management found that all of the operating segments generated gross margins within this expected band over the period reviewed and have similar economic characteristics as required by the standard. Certain operating segments had gross margins that passed in and out of the band for discrete periods, which are explained in detail in the notes to Schedule A. Schedule A demonstrates a consistent return to our expected long term gross margin range. We concluded that the overall performance satisfied the similar economic characteristics aspect of the aggregation criteria under ASC 280. In addition, gross margins across the operating segments are expected to converge within the band in the 2012 Budget, in line with management’s long

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term views of the opportunities across the infrastructure construction markets. Furthermore, the gross margins of each of the material operating segments (with the slight exception of Wanzek which is fully explained in the Notes to Schedule A) converge within the overall company band over the long-term as demonstrated in the five-year averages.

Operational Similarities

ASC 280-10-50-11 states that to aggregate operating segments, the segments must be similar in all of the following areas:

Nature of Products and Services

Our operating segments sell and provide low tech infrastructure construction contracting services. Customers utilize contracts to secure these services from our operating segments using both master service agreements and project contracts. The terms of these contracts are very similar from project to project.

By “low tech”, we mean that the services we perform utilize basic skills and basic equipment such as digging and trenching, erecting poles and towers, and assembling pre-fabricated components. Higher tech work such as engineering or electrical is typically subcontracted. Generally, our customers provide the materials to be utilized on the project. Our largest project expense by far is labor cost, both using employees and subcontractors.

The basic skill sets required to perform our work do not vary between customers or end markets. Members of our workforce work across multiple operating segments. Also, many of our customers are served by multiple operating segments.

Nature of the Production Processes

We primarily provide services that are being performed by laborers and equipment. We perform our work on a jobsite, which is a geographic location where the infrastructure is to be permanently located. We set up an office, track time, maintain equipment, and track and document the project in accordance with the contract and the customer’s requirements on location. Our work is typically performed outside. Materials are received on behalf of the customer and installed as agreed-upon in the contract. All jobs are run by a project manager and have a similar structure of project managers, superintendents, foremen and laborers.

Because our crews work closely with electricity and heavy machinery, insurance and safety play an important role and all customers closely monitor our insurance experience ratings, particularly on workers compensation and liability insurances.

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Type or Class of Customer

Our top ten customers represent 71% of our total revenue volume. Our customers are large, often publicly traded providers of communications, energy and other services. They are leaders in their end markets and are global or national in scope. The work that we do for them is the installation and maintenance of capital assets.

Methods Used to Distribute Products or Provide Services

Senior operational leadership at each operating segment perform business development and establish relationships in order to obtain more bidding opportunities. Operations leadership is supported by senior Company leadership, as necessary, and by localized business development personnel. The ability to win work is dependent upon our reputation and our ability to receive requests for bids or proposals. Our work is won in competitive bids.

Nature of the Regulatory Environment

MasTec is not subject to any specific industry regulator but is subject to general business regulation at both the United States federal and state levels including OSHA, the department of transportation and various environmental agencies. Regulation related to our customers that are utilities do not apply to us.

Philosophy of ASC 280

ASC 280-10-10-1 sets forth the objectives of Segment Reporting as follows:

“The objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a. Better understand the public entity’s performance

b. Better assess its prospects for future net cash flows

c. Make more informed judgments about the public entity as a whole.”

Furthermore, ASC 280 relies heavily on management’s perspective and judgment in determining the information to report, as described in ASC 280-10-05-3 and -4 (emphasis added):

“A public entity could provide complete sets of financial statements that are disaggregated in several different ways, for example, by products and services, by geography, by legal entity, or by type of customer. However, it is not feasible to provide all of that information in every set of financial statements. The guidance in this Subtopic requires that general-purpose financial statements include selected information reported on a single basis of segmentation. The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization, and financial

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statement preparers should be able to provide the required information in a cost-effective and timely manner.

The management approach facilitates consistent descriptions of a public entity in its annual report and various other published information. It focuses on financial information that a public entity’s decision makers use to make decisions about the public entity’s operating matters. The components that management establishes for that purpose are called operating segments.”

We recognize the purpose of segment reporting as summarized above. In our case, we believe that our businesses operate in one economic environment created by our North American customer base and our limited service offerings. Each business serves multiple end markets and many of our customers are served by multiple subsidiaries of the Company.

The segmentation of our business would not provide useful data about our end markets or geographical presence. Additionally, information that would be useful, such as gross margin by end market or geography, is not compiled, nor provided to the CODM or any management, and would be unreasonably expensive to produce.

Our public filings currently include the following end-market information:

•	Total revenue from our Top 10 customers as a percentage of total revenue for the period as well as the names of our Top 10 customers, representing 70-75% of total revenue.
•	Revenue from our two largest customers, by name, as a percentage of total revenue for the period (as they exceed 10%)
•	Revenue amounts and percentage of total revenue for the period by major end markets—Communications, Utilities and Governments (primarily municipalities)
•	Revenue amounts and percentage of total revenue for the period for work performed under (i) master service agreements and (ii) installation/construction project agreements.

Additionally, we disclose the specific percentage of customer revenue as a percentage of total revenue for the period from each of our Top 10 customers by name in our quarterly earnings call with investors, representing 70-75% of total revenue.

This revenue and customer data already disclosed is compiled manually and verified manually expressly for the purpose of providing this useful information to investors. The provision of information on an operating segment basis would, we believe, create confusion as it would not align with any particular end-market.

As noted above, our business is fairly consistent across operating segments. We perform labor-based construction services under contract. The contract terms are very similar across all operating segments; the length of the projects and seasonality is similar; the relative working capital and capital expenditure requirements are similar; the safety, insurance and bonding needs are similar; the economic environment, or “market” for these services is a global market with

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sufficient data availability to conform bidding and awarding practices to a tight range of gross margins. Accordingly, we believe that users of our financial statements are well and appropriately informed about our business by virtue of the information that we provide regarding infrastructure construction.

According to paragraph 73 of the “Basis for Conclusions” of the original Statement of Financial Accounting Standards No. 131 (ASC 280), “The [FASB] Board believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances, the benefit would be insufficient to justify its disclosure”

As we have stated in our prior responses dated April 13, 2012, May 18, 2012, and June 14, 2012, we believe that aggregation of MasTec’s operating segments into one reportable segment is completely in line with the philosophy of ASC 280.

Conclusions

As described above, each of the Company’s operating segments operates as a specialty contractor in infrastructure construction. Management believes that the long-term growth prospects of infrastructure construction within the Company’s service offerings are similar across the operating segments.

Both our qualitative and quantitative analyses indicate strong similarities in each of the elements of the aggregation criteria outlined in ASC 280-10-50-11 across our operating segments. These similarities include the construction, assembly and installation services provided by each operating segments, as detailed above and in Schedule B, the types of customers served by our operating segments, consisting of communications companies, utilities companies and governments providing these services, and each operating segment’s position as an element of the overall infrastructure construction industry served by the Company. Further, we do not believe additional segmentation would achieve the objective and principles of the standard as stated in ASC 280-10-10-1. Economic trends among our segments are very similar and we expect them to continue to converge in future periods to our expected average gross margin range.

Thus, we found that the operating segments are economically similar and meet all five of the operational aggregation criteria outlined in ASC 280. Therefore the operating segments should be aggregated into a single reportable segment. We also found that this conclusion is in line with the philosophy of ASC 280.

The Company has sought to report its financial information in accordance with the objectives of ASC 280 to assist the users of the financial statements to best understand MasTec’s financial performance, assess its prospects for future cash flows, and make informed judgments about the company as a whole. Management believes a single reportable segment achieves these

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objectives due to the operational and economic similarities of the operating segments as discussed above especially in light of the significant crossover of services, customers, equipment, labor and geographies among operating segments.

The Company has made additional acquisitions during the year ended December 31, 2011, as discussed in Note 3 of the Consolidated Financial Statements included in Form 10-K. The Company is reviewing its organizational structure in light of these acquisitions and will continue to review its structure in connection with future acquisitions or dispositions. The Company will continue to assess its organization under the guidance of ASC 280.

Future Footnote Disclosure

To assist the readers of the Company’s financial statements in understanding MasTec’s reporting as a single reportable segment, we will include the following disclosure in future filings:

“MasTec serves its customers through its numerous operating subsidiaries and service lines which are organized into nine operating segments.

All of the Company’s operating segments perform the same low technology, labor-based construction services specifically for the installation, maintenance, and upgrade of energy and communications infrastructure. The Company’s customers are primarily utilities and communications companies and governments that provide communications, electricity and water and sewer services to a wide customer base across North America.

Management has performed both the qualitative and quantitative aggregation analyses required by ASC 280, “Segment Reporting.” We exclude newly acquired entities from the analyses where less than a full year of data is available, and it is not yet possible to analyze long-term gross margins. Acquisitions are included in the analysis once a full year of data is collected, generally in the year after acquisition. Certain immaterial operating segments are also excluded.

These analyses indicate strong similarities in each of the elements of the aggregation criteria outlined across our operating segments. These similarities include the construction, assembly and installation services provided by each operating segments, the types of customers served by our operating segments, consisting of communications companies, utilities companies and governments providing these services, and each operating segment’s position as an element of the overall infrastructure construction industry served by the Company. Economic trends among our operating segments are very similar and we expect them to continue to converge in future periods to our expected average gross margin range. As such, management has concluded that the Company’s information should be disclosed as a single reportable segment.”

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SCHEDULE A

[***]

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SCHEDULE B

QUALITATIVE ANALYSIS OF OPERATING SEGMENTS

OPERATING SEGMENTS
	Utilities Service Group	Nsoro	Advanced Technologies	Wanzek	Precision Pipeline	Pumpco	MasTec Network Services	Three Phase Line	GlobeTec
SERVICES PROVIDED
Construction	X	X	X	X	X	X	X	X	X
Assembly	X	X	X	X	X	X	X	X	X
Installation	X	X	X	X	X	X	X	X	X
Marketing in support of customer			X

CLASSES OF CUSTOMERS
Commercial	X	X	X	X	X	X	X	X	X
Consumer
Governments	X			X		X			X

END MARKETS
Communications Companies	X	X	X	X			X	X
Utility Companies	X			X	X	X		X	X
Governments	X			X		X		X	X

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